[redacted]

Received SEC

JUN 30 2009

Washington, DC 20549

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from ______ to_______
Commission File Number

<u>MIDAS RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES</u>
(For Title of the Plan)

MIDAS, INC.
1300 Arlington Heights Road
Itasca, IL 60143

(Name of issuer of the securities held pursuant to the
Plan and address of its principal executive offices)

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Midas Retirement Savings Plan for Salaried Employees

By: /s/ Ben Parma
Name: Ben Parma
Title: Vice President, Human Resources
Midas, Inc.

Date: June 29, 2009

Grant Thornton

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

We have issued our report dated June 26, 2009, with respect to the financial statements and supplemental information of Midas Retirement Savings Plan for Salaried Employees on Form 11-K for the year ended December 31, 2008. We hereby consent to the incorporation by reference of said report in the Registration Statement of Midas Inc. on Form S-8 (File No. 333-42196, effective July 25, 2000).

Grant Thornton LLP

Chicago, Illinois
June 26, 2009

FINANCIAL STATEMENTS AND AUDITOR'S REPORT
MIDAS RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
DECEMBER 31, 2008 AND 2007

CONTENTS

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

To the Administrative Committee of the
Midas Retirement Savings Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the Midas Retirement Savings Plan for Salaried Employees (the "Plan"), as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B to the financial statements, the financial statements were prepared on a modified basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, on the basis of accounting described in Note B.

Grant Thornton

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2008 and of delinquent participant contributions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 26, 2009

Midas Retirement Savings Plan for Salaried Employees
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - Modified Cash Basis
December 31, 2008 and 2007

	2008	2007
Assets		
Investments, at fair value:		
Investments (see notes B and C)	$ 31,952,551	$ 44,542,929
Participant notes receivables	200,354	237,407
Net assets available for benefits at fair value	32,152,905	44,780,336
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts (see note B)	524,862	34,684
NET ASSETS AVAILABLE FOR BENEFITS	$ 32,677,767	$ 44,815,020

The accompanying notes are an integral part of these statements.

Midas Retirement Savings Plan for Salaried Employees
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - Modified Cash Basis
Year ended December 31, 2008

Additions	
Contributions	
Participant	1,235,847
Employer	789,887
Rollovers	136,621
Total contributions	2,162,355
Investment income	
Net depreciation in fair value of investments	(11,285,311)
Interest and dividends	639,945
Total investment loss	(10,645,366)
Total additions to net assets	(8,483,011)
Deductions	
Benefits paid to participants	3,653,492
Other expenses	750
Total deductions from net assets	3,654,242
NET DECREASE IN NET ASSETS	(12,137,253)
Net assets available for benefits	
Beginning of year	44,815,020
End of year	$32,677,767

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Midas Retirement Savings Plan for Salaried Employees (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering salaried, sales, or clerical employees of Midas International Corporation, (the "Company"). Employees may elect to defer a portion of their wages into the plan immediately upon hire and are eligible to participate in the matching portion of the Plan upon completion of one year of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Investment Options

Upon enrollment in the Plan, participants are allowed to invest in a variety of investment choices as more fully described in the Plan's literature. Participants may change their investment options at any time.

Contributions

Eligible participants can elect to make contributions to the Plan by means of a salary deferral agreement in any amount between 1% and 20% of pretax annual compensation, not to exceed various limitations as defined by the Plan or the maximum allowed by the Internal Revenue Code ("IRC"). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants age 50 or older may also make catch-up contributions to the Plan. The Company contributes 100 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution, Company matching contributions and allocations of the Company's discretionary contribution, if any, and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Vesting

Participants are immediately vested in all portions of their accounts.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period of time up to a maximum of 15 years, in the form of an immediate or deferred annuity. Distributions may also be made in cases of financial hardship.

Participant Notes Receivables

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Participants may only have one loan outstanding at any time. Loan terms range from 1-5 years. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate of interest in effect on Monday of the week the loan is requested. Principal and interest are paid ratably through payroll deductions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan's policy is to prepare its financial statements on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash basis, contribution revenues are recorded when received rather than when earned.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Companies Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Basis of Accounting - Continued

value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Adoption of New Accounting Standard

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* (SFAS 157) which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. Effective January 1, 2008 the Plan adopted SFAS 157. In accordance with SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Adoption of SFAS 157 did not have a material impact on the Plan's financial statements.

SFAS No. 157 establishes a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under SFAS No. 157 are as follows:

<u>Level 1</u> inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

<u>Level 2</u> inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1. Quoted prices for similar assets or liabilities in active markets.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Adoption of New Accounting Standard – Continued

2. Quoted prices for identical or similar assets or liabilities in inactive markets.

3. Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

Level 3 inputs are unobservable for the asset or liability (including the entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

Investment Valuation

In accordance with SFAS No. 157, Plan management uses the following methods and significant assumptions to estimate fair value of investments:

Mutual funds: Valued at the net asset value ("NAV") of shares held by the plan at year end, which is obtained from an active market.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

Cash Reserve Account: Valued using $1 for the NAV, which approximates fair market value.

Collective trust: Valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shared outstanding. The NAV's unit price is quoted on a private market that is not active.

Participant loans: Valued at amortized cost, which approximates fair value.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Investment Valuation - Continued

The following table presents the Plan's investments by level within the fair value hierarchy as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual funds	$21,345,669	$ -	$ -	$21,345,669
Common stock	1,197,251	-	-	1,197,251
Cash reserve account	-	30,023	-	30,023
Collective trust	-	9,379,608	-	9,379,608
Participant loans	-	-	200,354	200,354
Total assets at fair value	$22,542,920	$9,409,631	$ 200,354	$32,152,905

The following table includes a summary of changes in the fair value of the Plan's Level 3 investments for the year ended December 31, 2008:

	Participant Loans
Balance, beginning of year	$ 237,407
Net depreciation in fair value	-
Purchases, sales, issuances, and settlements (net)	(37,053)
Balance, end of year	$200,354

Investment Income

Net realized and unrealized appreciation/(depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded when received.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Administrative Expenses

All major administrative expenses of the Plan are paid by the Company at the Company's discretion.

Payment of Benefits

Benefit payments are recorded when paid.

NOTE C - INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets at December 31, 2008 and 2007, are as follows:

	2008	2007
Diversified Investment Advisors Stable Pooled Fund *	$9,904,470	$9,991,064
Transamerica Partners Funds Group Stock Index Fund	3,619,804	-
Pimco Funds Total Return Fund	2,223,492	n/a
Nations Bank Columbia Life Goal Growth Fund	3,048,106	5,429,642
Nations Bank Columbia Large Cap Enhanced Core Fund Z	3,594,648	5,952,412
Nations Bank Columbia Mid Cap Index Fund	1,666,731	2,681,106
Diversified Investment Advisors Stock Index Fund	-	5,469,456
American Funds EuroPacific Growth Fund	n/a	3,221,059

* Contract value of the Diversified Investment Advisors Stable Pooled Fund is $9,379,608 and $9,956,380 at December 31, 2008 and 2007, respectively.

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(11,274,271)
Common stock	(429,276)
Collective trust	418,236
Net depreciation	$(11,285,311)

NOTE D - RELATED-PARTY TRANSACTIONS

The Plan invests in Diversified Investment Advisor and Transamerica Partners funds and holds a cash reserve account with State Street Bank and Trust Company ("SSBT"). Diversified Investment Advisors is the record keeper as defined by the Plan, Transamerica indirectly owns Diversified, and SSBT is the Plan's trustee, and, therefore, these transactions qualify as party-in-interest transactions. A portion of the Plan's assets is invested in common stock of the Company.

Certain employees of the Company provide administrative services for the Plan and are not reimbursed for their services from the Plan. Certain other administrative expenses are paid by the Company on behalf of the Plan.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the trustee would distribute to each participant the value of their account as determined by terms of the Plan.

NOTE F - TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company, by a letter dated February 6, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable requirements of the IRC.

NOTE G – RISKS AND UNCERTAINTIES

The plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE H – DELINQUENT PARTICIPANT CONTRIBUTION

During the Plan year ended December 31, 2008, there was a deemed loan made to the Company when one payroll of participant contributions was not remitted to the trust on a timely basis. The Company remitted the contribution to the trust in 2008 and repaid the Plan for interest incurred on the deemed loan.

This transaction is detailed on the schedule of delinquent participant contribution in the accompanying supplemental schedule.

NOTE I - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$32,677,767	$44,815,020
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(524,862)	(34,684)
Net assets available for benefits per the Form 5500	$32,152,905	$44,780,336

The following is a reconciliation of net decrease in net assets per the financial statements to the Form 5500 for the year ended December 31, 2008

	2008
Net decrease in net assets per the financial statements	$(12,137,253)
2007 adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	34,684
2008 adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(524,862)
Net decrease in net assets per the Form 5500	$(12,627,431)

Investments in collective trusts are required to be reported at fair value on the Form 5500.

NOTE J – SUBSEQUENT EVENT

On February 22, 2009, the Plan was amended to reduce the Company matching contributions from 100% of the first 6% of eligible compensation that a participant contributes to 50% of the first 6% of eligible compensation that a participant elects to defer under the Plan.

On May 15, 2009, the Plan was amended to allow participants to have two loans outstanding at any time. Participants may borrow a minimum of $1,000 up to a maximum of $50,000 in total for both loans.

SUPPLEMENTAL SCHEDULES

Midas Retirement Savings Plan for Salaried Employees
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

Identity of party involved/ description of asset	Cost (a)	Current value
Cash Reserve Account		
*State Street Bank & Trust Company Cash Reserve Account		$ 30,023
Common stock		
*Midas International Stock Fund		1,197,251
Collective trust		
*Diversified Investment Advisors Stable Pooled Fund		9,379,608
Mutual funds		
*Transamerica Partners Funds Group Stock Index Fund		3,619,804
*Transamerica Partners Funds Group Mid Value Fund		279,525
American Funds EuroPacific Growth Fund		1,578,921
Lord Abbett Funds Small-Cap Value A Fund		485,743
Nations Bank Columbia Life Goal Balanced Growth Fund Z		1,334,197
Nations Bank Columbia Life Goal Growth Fund		3,048,106
Nations Bank Columbia High Income Fund		372,875
Nations Bank Columbia Large Cap Enhanced Core Fund Z		3,594,648
Nations Bank Columbia Mid Cap Index Fund		1,666,731
Nations Bank Columbia Life Goal Income & Growth Fund Z		1,180,244
Pimco Funds Total Return Fund		2,223,492
American Century Funds American Century Vista Investment Fund		199,144
American Century Funds American Century Real Estate Fund		387,465
American Funds American Mutual Fund R-4		768,922
American Funds American AMCAP Fund R-4		605,852
*Participant notes receivables, 4.5% to 8.25%		200,354
Total		$ 32,152,905

*Represents a party-in-interest.

(a) Cost information omitted for investments that are fully participant directed.

Midas Retirement Savings Plan for Salaried Employees
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year ended December 31, 2008

Participant contribution transferred late to Plan	Total that constitutes non-exempt prohibited transaction
$1,633	$1,633